Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay, Hong Kong SAR

September 11, 2025

Office of Crypto Assets

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. David Lin and David Gessert

Re:	Abits Group Inc
Amendment No. 1 to Registration Statement on Form F-3
Filed May 30, 2025
File No. 333-284387

Dear Mr. Lin and Mr. Gessert:

This letter is in response to the comments set forth in the letter dated June 12, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Abits Group Inc (the “Company,” “we” or “our”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and have followed the comment with the Company’s response immediately thereafter. Amendment No. 2 to the Registration Statement on Form F-3 (the “Amendment”) is being filed to accompany this letter. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1.

We note your response and revised disclosure to prior comment 2 and partially reissue. Please further that revise the cover page to acknowledge Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. In this regard, and without limitation, we note the following points:

●	Your principal executive offices are located in Hong Kong, as disclosed on the cover page, and your revised definition of “PRC” includes Hong Kong.

●	You disclose that (i) both your U.S.-based operating subsidiaries (Abit USA and Abits Inc.) are wholly-owned direct subsidiaries of your Hong Kong subsidiary (Abit HK); (ii) your U.S. operating subsidiaries may provide dividend or other distributions to you through your Hong Kong subsidiary; and (iii) as a holding company, you may rely on dividends or payments by your subsidiaries to fund your cash and financing requirements.

●	It appears that a majority of your directors may be located in the PRC based upon your disclosure in the enforceability of civil liabilities section.

Please revise accordingly.

Response: We have revised the disclosures on the cover page of the prospectus in response to the Staff’s comments.

Cover Page

2.	We note your response and revised disclosure to prior comment 3 and partially reissue. Consistent with comment 1 above, and as previously requested, your cover page disclosure should make clear whether the legal and operational risks associated with being based in or having some portion of the company’s operations in China could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise accordingly.

Response: We have revised the disclosures on the cover page of the prospectus in response to the Staff’s comment.

3.	We note your added disclosures on the prospectus cover page and page 10 in response to prior comments 4 and 8, respectively, regarding certain inter-company loans for each of the three years ended December 31, 2024. To the extent applicable, please revise your disclosures to disclose your intentions to settle amounts owed under your operating structure.

Response: The current balances are due from Abits Group Inc (the public holding company) and its wholly owned direct subsidiary, Abit Hong Kong Limited (the intermediate holding company), to Abit USA Inc (an operating subsidiary). To the extent that Abits Group Inc receives fundings from future capital raises, we expect to use cash proceeds from such securities offerings to settle the inter-company loan balance due from the public company and the loan balance due from the intermediate holding company through the public company’s capital contribution to its direct subsidiary. We have revised the disclosures on the cover page and page 11 of the prospectus.

4.	On the prospectus cover page and page 10, you disclose that you do not anticipate any difficulties with your ability to transfer cash between your subsidiaries. Please revise these disclosures to state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets.

Response: We have revised the disclosures on the cover page and page 12 of the prospectus in response to the Staff’s comment.

Prospectus Summary

Summary of Risk Factors, page 7

5.	We note your revised disclosure in response to prior comment 6 and partially reissue. Please further revise your summary risk factors to describe in greater detail the risks that your corporate structure and being based in or having some portion of the company’s operations in China poses to investors. In this regard, please address the following points.

●

Describe in greater detail the significant (i) liquidity risks and (ii) enforcement risks (e.g., risks and uncertainties regarding the enforcement of laws in China), with cross-references to a more detailed discussion of these risks in the prospectus.

●

Discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

●	Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we have revised the Summary of Risk Factors and included new risk factors describing the above risks on page 8 of the Amendment.

Permission Required from the PRC Authorities, page 8

6.	We note your revised disclosures at pages 8 - 9 in response to prior comment 7. Please further revise to describe the consequences to you and your investors if you or your subsidiaries: (i) do not maintain any required permissions or approvals from Chinese authorities (e.g., Bitmatrix’s business license), (ii) inadvertently conclude that any requisite permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have revised the disclosure on page 9 of the Amendment in response to the Staff’s comment.

7.	As a related matter, please revise the second paragraph on page 9 to remove your statement that you “do not expect any changes with respect to Bitmatrix’s activity or deregistration would materially and adversely affect [your] bitcoin mining business, operating results or financial condition” in the event you or Bitmatrix are required to obtain additional licenses, permits, filings or approvals for its intra-company services in the future. In this regard, for example, we note your related risk factor disclosure on page 14 that you could be subject to fines or other regulatory sanctions if you were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws.

Response: We have revised disclosures on page 8 of the Amendment in response to the Staff’s comment.

Risk Factors, page 12

8.	We note your response to prior comment 11. Given the legal and operational risks associated with being based in or having some portion of the company’s operations in China, we are unable to concur with your view that any influence or control the Chinese government may exercise, if any, would not have a material impact on your business or the value of your securities. As such, we reissue prior comment 11 in full. Please revise accordingly.

Response: We have revised the disclosures on page 12 of the Amendment in response to the Staff’s above comment.

Risks Related to Limited Operations in the Jurisdictions in which Our Subsidiaries Have Presence, page 12

9.	Please rename the risk factor subsection titled, “Risks Related to Limited Operations in the Jurisdictions in which Our Subsidiaries Have Presence” to more clearly reference the risks that your corporate structure and being based in or having some portion of the company’s operations in China poses to investors. Also, please make corresponding revisions elsewhere, as applicable, including in your summary of risk factors disclosure at page 8.

Response: We have revised the risk factor subsection title on page 8 and 13 in response to the Staff’s comment.

Our financial condition and results of operations..., page 15

10.	We note your added risk factor disclosure in response to prior comment 12. Please address the following points in your next amendment:

●

Please further revise this risk factor to address the basis for your disclosures regarding the applicability of the PRC laws and regulations referenced therein to you and your subsidiaries, including, without limitation: (i) your belief statements in the second and third paragraphs, respectively, regarding the applicability of the Data Security Law and the PIPL to you and/or your subsidiaries; and (ii) your statement in the fourth paragraph that your PRC subsidiary’s activity related to cross-border data transfer is limited to your corporate and personnel internal uses and does not fall under certain categories specified under the Measures. For example, please clearly state whether you relied on an opinion of counsel or alternatively are relying on management’s internal assessment and discuss such assessment. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to the registration statement. Please revise as appropriate.

Response: We have revised the risk factor disclosure on page 18 of the Amendment and stated we relied on an opinion of counsel as the basis for our disclosures regarding the applicability of the referenced PRC laws and regulations to us and our subsidiaries. We have identified our PRC counsel and have filed a legal opinion letter from our PRC counsel as an exhibit to the Amendment.

●	You disclose in the last paragraph of this risk factor that if the referenced PRC laws and regulations related to cybersecurity and data privacy are deemed to be applicable to you and your subsidiaries, you may be considered noncompliant therewith, which could materially and adversely affect your financial condition and results of operations. Please expand your disclosure to also discuss any attendant impact on your offering in such event.

Response: We have revised the disclosure on page 18 of the Amendment in response to the Staff’s comment.

You may face difficulties in protecting your interests as a shareholder..., page 18

11.	Please expand this risk factor to address the enforceability of civil liabilities in the PRC and Hong Kong, consistent with your disclosure in the enforceability of civil liabilities section. Refer to the third bullet of prior comment 14.

Response: We have revised the disclosure on page 21 of the Amendment in response to the Staff’s above comment.

Enforceability of Civil Liabilities..., page 41

12.

On page 41, we note your disclosure regarding your directors and executive officers that: (i) a majority of your directors and executive officers are nationals and/or residents of countries other than the United States; (ii) Conglin Deng resides “part of the year” in the United States; (iii) Tao Xu, Chuan Zhan and Yanyan Sun, are nationals or residents of the PRC; (iv) Khuat Leok Choong does not reside in the United States; and (v) Wanhong Tan resides in Malaysia for a “substantial portion” of his time. Based upon your revised disclosure, it remains unclear the extent to which any of your directors or executive officers are located in the PRC or Hong Kong. Please further revise to clearly state whether any of your directors or executive officers are located in the PRC or Hong Kong. If so, please identify the relevant individuals and discuss the difficulty of bringing actions against them and enforcing judgments against them. As applicable, please also make corresponding revisions to your risk factor titled, “You may face difficulties in protecting your interests as a shareholder...,” on page 18. Refer to the second and third bullets of prior comment 14.

Response: We have revised the disclosure in response to the Staff’s comments to clearly state the locations of our directors and executive officers. We have identified the relevant individuals and discussed the difficulty of bringing actions against them and enforcing judgments against them. Please see the revised disclosure on page 45 of the Amendment. We have also made corresponding revisions to the relevant risk factor on page 21.

13.	Please reconcile your disclosure in this section and on page 18 that Wanhong Tan is your Chief Executive Officer with the signature page, which indicates that he is your Chief Financial Officer.

Response: We have corrected the error on page 21 to state that Wanhong Tan is our Chief Financial Officer.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s U.S. counsel, Anthony Basch (804.771.5725), with any further questions. In addition, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Conglin Deng
Conglin Deng
Chief Executive Officer

cc: Anthony W. Basch, Esq.